1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004.

YANZHOU COAL MINING COMPANY LIMITED

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

(Registrant)

Date	April 30, 2004	By:	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

First Quarterly Report for the Year 2004

IMPORTANT

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company’s Board of Directors and the Directors confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content.

The Company’s chairman, Mr. Mo Liqi, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhang Baocai, confirm that financial statements of the Report are true and complete.

The financial statements in the Report of the Company have not been audited.

Summary of the unaudited results for the first quarter ended 31st March 2004:

*	This first quarterly report for the year 2004 (the “Report”) is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies of the China Securities Regulatory Commission (the “CSRC”).

*	All financial information contained in the Report is prepared in accordance with the PRC Generally Accepted Accounting Principles (“PRC GAAP”). The Company has also provided average coal sales price of the first quarter of 2004 calculated in accordance with the basis reflected in its previous periodical reports as announced overseas. Please refer to the section headed “Brief analysis of general operating performance during the period under review”. Shareholders of the Company and public investors should be aware of the different calculation bases used in quarterly report, interim and annual reports when trading in shares in the Company.

*	Unless otherwise specified, the currency in the Report is denominated in Renminbi.

*	During the period under review, revenue from principal operations was RMB2,350.746 million, representing an increase of RMB343.073 million or 17.1% as compared with the same period last year. Net profit was RMB391.909 million, representing an increase of RMB132.695 million or 51.2% as compared with the same period last year.

*	In accordance with the requirements of CSRC regulations, if a listed company estimates that the net profit from the beginning of this year to the end of the next reporting period increases by more than 50% as compared with the same period last year, the listed company is required to make an announcement to the public. Solely for the purpose of complying with such regulations, the Company announces that it estimates that net profit for the first half of 2004 will increase by more than 50% over the same period last year. However, the Company cannot provide any assurance that these results will be achieved. Actual results may vary materially from the projections and Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

*	The information in the Report is the same as that published on the Shanghai Stock Exchange, and the Report is published simultaneously in the PRC and overseas.

1.	GENERAL INFORMATION

1.1	General Information

Listed Stock Exchange	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	The New York Stock Exchange, Inc.

Stock abbreviation	Yanzhou Mei Ye	—	—
Stock code	600188	1171	YZC

	Secretary of the Board of Directors	Representative of Securities Business

Name	Chen Guangshui	—
Contact address	40 Fushan Road, Zoucheng,	—
Shandong Province, PRC
Tel	(86-537)-5382319	—
Fax	(86-537)-5383311	—
E-mail:	yzc@yanzhoucoal.com.cn	—

1.2	Financial Information

1.2.1	Major financial statistics and indexes

	At the end of this reporting period (unaudited)	At the end of the last financial year (audited)	Increase/decrease (%)
Total assets (RMB)	14,341,195,770	13,938,598,158	2.89
Shareholders’ equity (excluding minority interest) (RMB)	11,477,814,907	11,023,611,436	4.12
Net assets per share (RMB)	3.999	3.841	4.12
Net assets per share after adjustment (RMB)	3.987	3.806	4.76

	Reporting period (unaudited)	From the beginning of this year to the end of this reporting period (unaudited)	Increase/decrease (%) of this reporting period over the same period last year

Net cash flow from operating activities (RMB)	1,142,863,187	1,142,863,187	386.24
Earnings per share (RMB)	0.137	0.137	51.19
Return on net assets (%)	3.41	3.41	31.15
Weighted average return on net assets after deducting extraordinary gain and loss (%)	3.50	3.50	31.58

Extraordinary gain and loss			Amount (RMB) (unaudited)

Non-operating income			(292,872)
Non-operating expenses			2,747,035
Impact on income tax			(139,974)
Total			2,314,189

1.2.2 Statement of income

Yanzhou Coal Mining Company Limited

Statement of income and profits appropriation

(For the three months ended 31st March)

Unit: RMB Yuan

Item	The Group		The Company
	(For the three months ended 31st March)		(For the three months ended 31st March)
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from principal operations	2,350,745,792	2,007,673,447	2,350,745,792	2,007,673,447
Less: Cost of principal operations	1,050,399,560	941,393,989	1,050,501,221	941,406,089
Sales taxes and surcharges	39,430,582	24,672,746	39,430,582	24,672,746
Profit from principal operations	1,260,915,650	1,041,606,712	1,260,813,989	1,041,594,612
Add: Profit from other operations	10,904,591	11,697,538	9,644,273	10,019,061
Less: Operating expenses	289,555,562	375,832,455	290,500,158	374,586,678
Administrative expenses	376,168,617	257,389,695	374,458,571	257,028,304
Financial expenses	4,425,202	16,095,229	4,435,287	16,095,399
Operating profit	601,670,860	403,986,871	601,064,246	403,903,292
Add: Investment income	1,237,629	—	1,653,213	29,332
Subsidy income	—	4,495,207	—	4,495,207
Non-operating income	292,872	22,875	292,872	22,875
Less: Non-operating expenses	2,747,035	2,230,715	2,746,685	2,230,715
Total profits	600,454,326	406,274,238	600,263,646	406,219,991
Less: Income taxes	208,436,846	147,033,722	208,354,395	147,006,141
Minority interest	108,229	26,666	—	—
Net profit	391,909,251	259,213,850	391,909,251	259,213,850
Add: Unappropriated profits at the beginning of the year	2,220,500,672	1,751,708,336	2,220,752,156	1,751,872,206
Profits available for appropriation	2,612,409,923	2,010,922,186	2,612,661,407	2,011,086,056
Less: Appropriation to statutory common reserve fund	—	—	—	—
Appropriation to statutory common welfare fund	—	—	—	—
Profits available for appropriation to shareholders	2,612,409,923	2,010,922,186	2,612,661,407	2,011,086,056
Less: Cash dividend proposed after the balance sheet date	—	—	—	—
Unappropriated Profits	2,612,409,923	2,010,922,186	2,612,661,407	2,011,086,056

1.3	Number of shareholders as at 31st March, 2004

As at 31st March, 2004, the Company had a total of 27,289 shareholders, of which one was a holder of state legal person shares, 27,205 were holders of A Shares and 83 were holders of H Shares.

2.	MANAGEMENT DISCUSSION AND ANALYSIS

2.1	Brief analysis of general operating performance during the period under review

(1)	Brief analysis of general operating performance

During the period under review, the operating results of the Company grew significantly as a result of implementation of business strategies such as stabilizing production volume in existing coal mines, increasing coal sales volume in the domestic market and increasing coal sales prices.

During the period under review, the Company’s revenue from principal operations was RMB2,350.746 million, representing an increase of RMB343.073 million or 17.1% over the same period in 2003. Income from the sales of coal was RMB2,294.059 million, representing an increase of RMB320.153 million or 16.2% as compared with the same period last year. Of the increase in revenue from principal operations, RMB176.794 million was attributable to the increase in sales volume, and RMB143.359 million was attributable to the increase in selling prices.

During the period under review, the Company’s cost of principal operations was RMB1,050.4 million, representing an increase of RMB109.006 million or 11.6% over the same period in 2003, among which cost of sales of coal products was RMB1,031.636 million, which has increased by RMB110.642 million or 12.0% as compared with the same period last year. The unit cost of coal sales was RMB102.55/tonne, representing an increase of RMB2.80/tonne or 2.8% as compared with the same period last year. The increase in the unit cost of coal sales was mainly attributable to increase in commodities prices and a decrease in the rate of refund of coal export tax.

The Company’s profit from principal operations increased by RMB219.309 million or 21.1% to RMB1,260.916 million as compared with the same period in 2003.

The Company’s net profit increased by RMB132.695 million or 51.2% to RMB391.909 million as compared with the same period in 2003.

During the period under review, the Company’s coal production was 10.38 million tonnes, representing a decrease of 0.4 million tonnes, or 3.7%, as compared with the same period in 2003.

During the period under review, the Company sold 10.06 million tonnes of coal, representing an increase of 0.83 million or 9.0%, as compared with the same period in 2003. Among which 7.68 million tonnes of coal were sold to the domestic market, representing an increase of 1.81 million tonnes or 30.8%, as compared with the same period in 2003; 2.38 million tonnes were sold to the overseas market, representing a decrease of 0.98 million or 29.2%, as compared with the same period in 2003.

During the period under review, the Company’s average coal sales price was RMB228.03/tonne, representing an increase of RMB14.25/tonne or 6.7% as compared with the same period in 2003. The average domestic coal sales price was RMB215.48/tonne, representing an increase of RMB30.24/tonne or 16.3% as compared with the same period in 2003. The average export coal sales price was RMB268.61/tonne, representing an increase of RMB4.95/tonne or 1.9% as compared with the same period in 2003. The increase in coal price was principally due to: (i) the increase in the domestic coal market price in the first quarter of 2004 as compared to the same period in 2003; and (ii) the implementation of the Company’s “Four Optimizations” coal sales strategies including the optimization of product mix, user mix, transportation structures and port flow structures.

The following table sets out the Company’s average coal sales prices during the period under review:

Unit: RMB/tonne

	First quarter of 2004	First quarter of 2003	For the year ended 31st December, 2003
Average coal sales price	228.03	213.78	215.83
Domestic sales	215.48	185.24	190.80
Export sales	268.61	263.66	263.17

During the period under review, coal transported by the Railway Assets reached 6.67 million tonnes, representing an increase of 0.18 million tonnes or 2.8% as compared with the same period last year.

(2)	Average coal sales prices calculated in accordance with the basis reflected in its previous periodical reports as announced overseas

As calculated in accordance with the basis reflected in its previous periodical reports as announced overseas, the average coal sales price in the first quarter of 2004 was RMB196.41/tonne, representing an increase of RMB24.14/tonne or 14.0% as compared with the same period last year. Average domestic coal sales price was RMB200.73/tonne, representing an increase of RMB36.73/tonne or 22.4% as compared with the same period last year. Average export coal sales price was RMB182.46/tonne, representing a decrease of RMB4.27/tonne or 2.3% as compared with the same period last year. The export coal contract price for the first quarter of 2004 was determined in accordance with the export coal contract price for the year 2003 (the implementation period of above mentioned contract was from 1st April 2003 to 31st March 2004). The export coal contract price in the first quarter of 2004 was lower than that of the same period last year.

Average coal sales prices calculated in accordance with the basis reflected in its previous periodical reports as announced overseas:

Unit: RMB/tonne

	First quarter of 2004	First quarter of 2003	For the year ended 31st December, 2003
Average coal sales price note	196.41	172.27	172.41
Domestic sales	200.73	164.00	168.26
Export sales	182.46	186.73	180.26

Note:	The average coal sales price represents the invoice prices minus sale taxes, transportation cost from the Company to ports, port charges and miscellaneous fees for coal sales.

2.1.1	Information on principal operations or products which contributed 10% or more to the revenue from principal operations or profit from principal operations

	Revenue from principal operations (RMB thousand)	Cost of principal operations (RMB thousand)	Gross profit ratio
Industries/products	(Unaudited)	(Unaudited)	(%)
Coal mining & preparation	2,294,059	1,031,636	55.03
Including: connected transactions	76,338	34,334	55.02

2.1.2	Seasonal or periodical factors for the Company’s operation:

☐ Applicable	☑ Not applicable

2.1.3	Breakdown of profits for the reporting period (material changes in the proportion of the total profits of the following items as compared with the previous reported period and the reasons thereof: profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating income and expenses)

	Period under review (RMB thousand) (Unaudited)	For the financial year ended 31st December, 2003 (RMB thousand) (Audited)	In relation to profit (%)
			Period under review	For the financial year ended 31st December, 2003	Increase/ decrease (%)
Profit from principal operations	1,260,916	4,526,518	209.99	267.26	-21.43
Profit from other operations	10,905	43,020	1.82	2.54	-28.35
Expenses	670,149	2,889,058	111.61	170.58	-34.57
Investment income	1,238	10,417	0.21	0.62	-66.13
Subsidy income	0	8,194	0.00	0.48	-100.00
Net non-operating income and expenses	-2,454	-5,429	-0.41	-0.32	—
Total profit	600,454	1,693,662	100.00	100.00	0.00

During the period under review, the proportion of the expenses to the total profit of the Company decreased from 170.58% to 111.61% as compared with the previous reported period, representing a decrease of 34.57%. This was mainly due to a substantial increase of total profit.

During the period under review, the proportion of investment income to the total profit of the Company decreased from 0.62% to 0.21% as compared with the previous reported period. This was mainly due to (i) the profit from principal operations substantially increased in the period under review; (ii) during the period under review, the Company has not received the investment income from Shanghai Shenneng Company Limited and Jiangsu Lianyun Port Company Limited for the year 2003, whereas total profit in the previous reported period accounted for such investment income for the year 2002.

During the period under review, there was no subsidy income.

2.1.4	Details and explanation on material changes in principal operation and its composition as compared with the previous reported period

☐ Applicable	☑ Not applicable

2.1.5	Details and explanation on material changes in the profit generating ability (gross profit margin) of principal operations as compared with the previous reported period

☐ Applicable	☑ Not applicable

2.2	Major events and their impact and analysis on the solutions

☐ Applicable	☑ Not applicable

2.3	Details and reasons for changes in accounting policies, accounting estimations, scope of consolidation and significant accounting errors

☐ Applicable	☑ Not applicable

2.4	Explanations made by the Board and the Supervisory Committee under the situation that an audit report with non-standard opinion was issued

☐ Applicable	☑ Not applicable

2.5	Caution and explanations for possible loss or material changes in net profit in the period from the beginning of this year to the end of the next reporting period as compared with the same period in last year

In the first quarter of 2004, the Company’s net profit increased by 51.2% as compared with the same period in 2003.

The Company will enhance the implementation of its “Four Optimizations” coal sales strategies. It aims to increase coal sales price by improving the quality of products and optimizing products structure.

The export coal contract price for the second quarter of 2004 will be determined in accordance with the export coal contract price for the year 2004 (the implementation period of above mentioned contract is from 1st April 2004 to 31st March 2005). Based on the signed domestic coal sales contract, and the anticipation of export coal contract price for 2004 and the trend of spot coal prices in domestic and overseas markets, the Company estimates that net profit for the first half of 2004 will increase by more than 50% as compared with the same period in 2003.

(Note: the. above estimation was given to comply with the requirements of CSRC.)

The Company did not prepare the above projections with a view towards compliance with published guidelines of the American Institute of Certified Public Accountants (“AICPA”) regarding forecasts and projections. The Company is announcing this estimate solely for the purpose of complying with CSRC regulation. Such projections are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, the Company cannot provide any assurance and makes no representation that these results will be achieved. Actual results of the Company may vary materially from the above projections. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

2.6	Subsequent changes on those already disclosed annual business plan or budget of the Company

☐ Applicable	☑ Not applicable

3.	DIRECTORS

As at the date of this announcement, the Directors of the Company are Mr. Mo Liqi, Mr. Yang Deyu, Mr. Geng Jiahuai, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin and Mr. Wang Xiaojun.

Note:	The full versions of the Company’s balance sheet, income statement and cash flow statement for the first quarter of 2004 are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Mo Liqi

Chairman of the Board

Zoucheng, PRC, 28th April, 2004